Room 4561

July 28, 2006

Steven J. Gomo
Chief Financial Officer
Network Appliance, Inc.
495 East Java Drive
Sunnyvale, CA 94089

> **Re:** **Network Appliance, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2006**
> **Form 10-K for the Fiscal Year Ended April 30, 2005**
> **Forms 8-K Filed on August 17, 2005, November 16, 2005, February 15, 2006 and May 24, 2006**
> **File No. 000-27130**

Dear Mr. Gomo:

We have reviewed the above referenced filings and your response letter dated May 31, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Item 7. Management's Discussion and Analysis of Finance Condition and Results of Operations

Overview, page 34

1.   We note your response to prior comment number 1, which states, "the key indicators of financial condition and operating performance disclosed in its Form 10-K include many of the same indicators management reviews in assessing the

financial performance of its business and discusses in its analyst calls and investors presentations." In preparing MD&A financial measures generally are the starting point in understanding your key variables and other factors impacting the business. In your Management Discussion Section of the Fourth Quarter 2006 Earnings Call, dated May 24, 2006, you disclosed non-financial key indicators of operating performance that you have not disclosed in your Form 10-K. In that discussion your CEO addresses non-financial indicators such as the increase in total units shipped, average capacity and the amount of petabytes of storage shipped. Tell us what consideration you gave to disclosure of these non-financial key variables and factors used to manage your business. Disclosure would be required in your periodic reports if this is material information to investors. See Section III.B.1 of SEC Release 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Critical Accounting Estimates and Polices, page 36

2.   We note your response to prior comment number 2 and reissue and clarify the comment. Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. For example, your valuation of goodwill and intangibles disclosure on page 38 states, "The allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets." Your disclosure of such estimates and assumptions should discuss why they bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. It appears that you also use estimates and assumptions of future taxable earnings to determine the adequacy of your deferred tax assets and to determine your restructuring accrual. Please tell us the estimates and assumptions that are highly uncertain or susceptible to change that you have identified and how you plan to address any revision to disclosure to comply with Financial Reporting Release No. 60 and SEC Release 33-8350, Section V.

New Accounting Standards, page 41

3.   We note your response to prior comment number 3 regarding the impact of implementing SFAS 123R. Your response states, "We are still assessing the impact and will complete the assessment at the end of our first fiscal quarter of 2007." We further note you have disclosed the impact of implementing SFAS 123R on your first quarter of 2007 on page 43. Clarify whether you have estimated the quantitative impact the standard is expected to have on your financial statements for the fiscal year ended April 30, 2007. In this respect, we note your fiscal year 2007 outlook discussed in your Form 8-K filed on May 24, 2006, which provides earnings guidance for your year ended 2007.

Results of Operations

Fiscal 2006 Compared to Fiscal 2005, page 44

4.   Your response to prior comment number 4 states you "will continue to evaluate and disclose as appropriate the quantification of positive and negative factors affecting revenues." Your disclosure states product revenues were favorably affected by increased revenues from current products and the introduction of new products. Your disclosure also states product revenues were negatively affected by lower-cost-per-megabyte disks and declining average selling prices and unit shipped of your older products. However, your disclosure does not quantify the impact of the favorable and negative factors that affect product revenues. Therefore we reissue the portion of prior comment number 4 which requests you to quantify the extent, to which increases in revenues are attributable to increases in prices, the volume of goods or services being sold, or to the introduction of new products or services. We refer you to Regulation S-K, Item 303(a)(3)(iii).

Note 2. Significant Accounting Policies

Revenue Recognition and Allowance, page 65

5.   We note the portion of your response to prior comment number 6 which indicates your server and storage device are in the scope of SOP 97-2. That is, your response concludes "[Y]our firmware and operating software are essential to the functionality of [y]our storage devices. Accordingly, [you] believe that SOP 97-2 applies to the hardware servers and storage devices [you] sell." Clarify whether you have concluded that that your software is essential to the functionality of your server. As part of your response, tell us whether the server has substantive functionality without the software. In addition, clarify how you have determined your software is essential to the functionality of your storage device. In this respect, your response indicates your software provides the functionality for the intended use of your storage device. Tell us whether the storage device has substantive functionality without the software.

6.   We note the portion of your response to prior comment number 6 which indicates hardware installation services are not in the scope of SOP 97-2. We note your conclusion is based on the fact that software is not essential to the functionality of the installation service. Tell us how your separation of the installation services as a separate unit of accounting complies with EITF 00-21. As part of your response, clarify how you have determined there is objective and reliable evidence of fair value of the hardware installation services; we refer you to paragraph 9 of EITF 00-21. Further explain the basis for your revenue and expense recognition and timing for installation services and reference the authoritative literature supporting your accounting.

7.   Your response to prior comment number 6 states all of your system sales include a hardware parts replacement warranty and customers can purchase a hardware service contract at the end of the warranty term. Tell how you have determined you are able to reliably estimate the cost of the warranty provided with the system sale. In addition, tell us how consider the provisions of FASB Technical Bulletin 90-1 when accounting for the hardware service contracts sold at the end of the warranty term. Further, tell us your consideration of disclosing your accounting for such warranties pursuant to SAB Topic 13.B.

8.   Your response to prior comment number 7 indicates your separate sales of Software PCS, "Premium Hardware Maintenance/PCS" and "Storage Reviews/Premium Hardware Maintenance/PCS" are sufficiently concentrated in order to establish VSOE of fair value for such services (or just fair value in the case of "Premium Hardware Maintenance/PCS"). Clarify why you believe that your separate sales are significantly concentrated in order to establish fair value of these undelivered elements. As part of your response, tell us how you determined that it is appropriate to establish VSOE on a range of prices.

9.   We note your response to prior comment number 7, which indicates you establish VSOE of your recurring services based on the "weighted-average discount from [y]our list price." Clarify why you use the list price as a benchmark when establishing VSOE of fair value of your undelivered service elements and the relevancy of the list price. In addition, your response states, "For discounts greater than the fair value of the undelivered element, additional revenue is deferred at the time of sale and is recognized over the relevant service period." Please clarify this policy. As part of your response, please clarify how this policy complies with paragraph 6.b of SOP 98-9.

10.   We note your response to prior comment number 7, which indicates you establish fair value of software PCS, premium hardware maintenance services and storage optimization reviews as a group. We further note software PCS and premium hardware maintenance services are in the scope of SOP 97-2 (i.e. the higher level literature) and storage optimization reviews are not in the scope of SOP 97-2. Please clarify the following with respect to your response:

- Clarify why you believe the provisions of EITF 00-21 allowed you to separate this group of elements from the delivered software and hardware. In this respect, tell us whether you are able to separate the elements in the scope of SOP 97-2 and the element not in the scope of SOP 97-2 based on the provisions of EITF 00-21. In addition, please tell us your consideration of paragraph 10 of EITF 00-21 if you are not able to separate the SOP 97-2 elements from the elements not in the scope of SOP 97-2.

- ▪ Clarify why you believe it is appropriate to establish fair value of this group of elements as if it were a single element. In this respect, tell us how you considered whether the difference in the nature of the services between the storage optimization reviews and software PCS/premium hardware maintenance services impacts your ability to establish VSOE of this group of elements as if it were a single element. Further, tell us how you recognize revenue for this unit of accounting. In this respect, tell us what accounting literature you apply to this unit of accounting as it contains SOP 97-2 and non-97-2 elements. As part of your response, tell us how you determine when to recognize revenue as it appears that your software PCS and premium hardware maintenance services have a different pattern of performance then your storage optimization reviews.

11. We note the portion of prior comment number 7 which address whether the amount established as VSOE of your PCS and other support elements is substantive. Tell us how you determined that establishing VSOE of fair value based on separate sales of one-year of software PCS is substantive with respect to your arrangements that contain an initial PCS term of three years. In addition, tell us how you determined the amount established as VSOE of PCS is substantive in relation to the arrangement fee as a whole. In this respect, we note that your list price of PCS is 12% of the list price of the related software. Therefore, it appears that the weighted-average discount from list price may be less than 10% of the total arrangement fee. This comment also applies to your arrangements that contain "Premium Hardware Maintenance/PCS" and "Storage Reviews/Premium Hardware Maintenance/PCS".

12. Your response to prior comment number 10 indicates that you are planning to separately present software maintenance revenue as well as the related cost of revenue in future filings in your statements of income. Please tell us whether this financial statement caption will include revenue from premium hardware maintenance and hardware optimization reviews. If not, please tell us whether such revenue (and related cost of sales) is presented as product or service revenue.

13. Tell us your consideration of the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements. In this respect, your disclosure should discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.

Note 8. Income Taxes, page 82

14. We note your disclosure, "[you] have provided a valuation allowance on certain of [y]our deferred tax assets related to net operating loss carryforwards, conditional royalty carryforwards, and tax credit carryforwards attributable to the exercise of employee stock options because of uncertainty regarding their realization."

Explain the uncertainties surrounding the realization of your net deferred tax assets related to net operating loss carryforwards. In this respect, provide your analysis supporting your conclusion that based on the weight of available evidence, it is more likely than not that all of the deferred tax assets will not be realized; we refer you to paragraphs 17.e, 18 and 20 through 25 of SFAS 109. Ensure that your analysis addresses how you considered your history of reporting net income during the most recent five years. In addition, clarify why if recognized, the tax benefit of these tax credits, losses and conditional royalty will be accounted for as a credit to stockholders' equity rather than as a reduction to the income tax provision.

15.   We note your disclosure of U.S. and foreign tax jurisdictions tax examinations here and on page 39. Clarify how the application of FASB Interpretation No. 48 is expected to impact your accounting and disclosure of uncertain tax positions.

Note 9. Segment, Geographic, and Customer Information, page 84

16.   Your response to prior comment number 13 indicates that the characteristics of its operating segments are similar and have the same future prospects. Further, you indicate that trends such as growth rates and gross margins are consistent year to year. Please provide the historical growth rate and gross margins of your operating segments which supports your conclusion.

Form 8-Ks filed on August 17, 2005, November 16, 2005, February 15, 2006 and May 24, 2006

17.   We note your use of non-GAAP financial measures in the Form 8-Ks noted above and your response to prior comment number 17. Please address the following addition comments with respect to your use of non-GAAP financial measures:

- We believe the non-GAAP operating statement columnar format appearing in Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

- Your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of product revenue, non-GAAP cost of service revenue, non-GAAP research and development. Note that each line item, subtotal or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified, reconciled and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

▪ Clarify whether you whether you reasonably believe it is probable that the financial impact of your non-GAAP measures will become immaterial within a near-finite period. In addition, tell us why you believe that it is permissible to eliminate the impact of recurring charges as you have a past pattern of incurring such charges. We refer you to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

▪ Your response indicates that excluding amortization of intangible assets and in process research and development provides useful information. Indicate why your non-GAAP measures reflects the benefits of revenue generated from acquired businesses but does not reflect the full non-cash cost of such acquisitions. It appears that there would be other non-cash cost of such acquisitions that are not being eliminated from each measure. Address why the measure includes the revenues but not all the cost associated with generating that revenue. Further describe the economic substance behind management's decision to use each non-GAAP measure presented that excludes these non-cash charges.

▪ It appears you eliminate stock-based compensation from your various operating expenses. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (selling and marketing, general and administrative expensive, etc.). Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company's overall operations? For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

▪ Your response indicates you believe your non-GAAP results provide useful information to assist management and investors to compare the Company's results to those of your competitors. Clarify how your measure provides using information with respect to comparability when the items excluded in your non-GAAP measures may be different than items excluded in competitors' non-GAAP measures. Therefore, it would appear that this would be a material limitation in your use of your non-GAAP measures, not a reason why the information is useful.

18.   We note you use non-GAAP financial measures in your Fourth Quarter 2006 Earnings Call, dated May 24, 2006. Tell us your consideration of providing the non-GAAP disclosures required by Regulation G.

*****

As appropriate, please amend your filings and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3226 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant